AB 4/1/06

X9 4/4

SECUR 06006388 SION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response	12.00

SEC MAIL PROCESSING RECEIVED MAR - 1 2006 WASH, D.C. 199 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51487

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cullum + Burks Securities, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

13355 Noel Road, Suite 1300
(No. and Street)

Dallas (City) TX (State) 75240 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KBA Group LLC
(Name – *if individual, state last, first, middle name*)

14241 Dallas Parkway, Suite 200 Dallas, TX 75254
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 14 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Steve Burks, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cullum + Burks Securities, Inc, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CONRADO MENDOZA JR
NOTARY PUBLIC
STATE OF TEXAS
EXPIRES
07-22-2009

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION AND REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

CULLUM & BURKS SECURITIES, INC.

December 31, 2005 and 2004

CULLUM & BURKS SECURITIES, INC.

Contents

KBA™
GROUP | LLP
Certified
Public
Accountants

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors and Stockholder
Cullum & Burks Securities, Inc.

We have audited the accompanying statements of financial condition of Cullum & Burks Securities, Inc. (the "Company") as of December 31, 2005 and 2004 and the related statements of operations, changes in shareholder's equity and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cullum & Burks Securities, Inc. as of December 31, 2005 and 2004 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 and 2 on pages 12 and 13 herein is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KBA Group LLP
KBA GROUP LLP
Dallas, Texas
February 10, 2006

14241 Dallas Parkway, Suite 200
Dallas, Texas 75254
Phone 972.702.8262
Fax 972.702.0673
www.kbagroupllp.com

CULLUM & BURKS SECURITIES, INC.

STATEMENTS OF FINANCIAL CONDITION
December 31, 2005 and 2004

ASSETS

	2005	2004
Cash and cash equivalents	$ 185,727	$ 372,611
Deposit with clearing organization	15,000	10,000
Receivable from brokers and dealers	308,234	125,320
Advances receivable from related parties	-	7,433
Other receivables	6,553	1,200
Secured demand note collateralized by marketable securities	18,000	18,000
Property and equipment, net	22,757	27,317
Other assets	3,324	3,306
Total assets	$ 559,595	$ 565,187

LIABILITIES AND SHAREHOLDER'S EQUITY

	2005	2004
Commissions payable	$ 374,816	$ 438,776
Accounts payable and accrued expenses	64,514	20,588
Liabilities subordinated to claims of general creditors	18,000	18,000
Total liabilities	457,330	477,364
COMMITMENTS AND CONTINGENCIES		
SHAREHOLDER'S EQUITY		
Common stock, $.001 par value; 1,000,000 shares authorized; 10,000 shares issued and outstanding	10	10
Capital in excess of par value	252,080	252,080
Accumulated deficit	(149,825)	(164,267)
Total shareholder's equity	102,265	87,823
Total liabilities and shareholder's equity	$ 559,595	$ 565,187

The accompanying notes are an integral part of these financial statements.

CULLUM & BURKS SECURITIES, INC.

STATEMENTS OF OPERATIONS

Years ended December 31, 2005 and 2004

	2005	2004
REVENUES		
Commissions and fees	$ 3,824,915	$ 3,576,430
Other	183,337	136,561
	4,008,252	3,712,991
EXPENSES		
Commissions	3,199,402	2,959,035
Operating expenses	376,417	470,024
Payroll expenses	216,999	121,611
Occupancy	87,088	57,500
Floor brokerage and clearance fees	106,944	86,305
Depreciation	6,960	7,560
	3,993,810	3,702,035
Net income before income tax expense	14,442	10,956
INCOME TAX EXPENSE	-	-
Net income	$ 14,442	$ 10,956

The accompanying notes are an integral part of these financial statements.

CULLUM & BURKS SECURITIES, INC.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
Years ended December 31, 2005 and 2004

	Common Stock		Capital in Excess of Par Value	Accumulated Deficit	Total Shareholder's Equity
	Shares	Amount			
Balance at December 31, 2003	10,000	$ 10	$ 197,080	$ (175,223)	$ 21,867
Capital contribution from parent	-	-	55,000	-	55,000
Net income	-	-	-	10,956	10,956
Balance at December 31, 2004	10,000	10	252,080	(164,267)	87,823
Net income	-	-	-	14,442	14,442
Balance at December 31, 2005	10,000	$ 10	$ 252,080	$ (149,825)	$ 102,265

The accompanying notes are an integral part of this financial statement.

CULLUM & BURKS SECURITIES, INC.

STATEMENTS OF CASH FLOWS
Years ended December 31, 2005 and 2004

	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 14,442	$ 10,956
Adjustments to reconcile net income to net cash (used in) provided by operating activities:		
Depreciation	6,960	7,560
Change in operating assets and liabilities:		
Receivable from brokers and dealers	(182,914)	53,770
Deposits with clearing organizations	(5,000)	-
Advances receivable	7,433	3,117
Other receivables	(5,353)	5,098
Other assets	(18)	(11)
Accounts payable and accrued expenses	43,926	(16,689)
Commissions payable	(63,960)	105,546
Net cash (used in) provided by operating activities	(184,484)	169,347
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of property and equipment	(2,400)	(2,218)
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital contribution from parent	-	55,000
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(186,884)	222,129
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	372,611	150,482
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 185,727	$ 372,611
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$ 2,160	$ -
Cash paid during the year for income taxes	$ -	$ -

The accompanying notes are an integral part of these financial statements.

NOTE A. NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Cullum & Burks Securities, Inc. (the Company) was incorporated on November 13, 1998 as a fully disclosed broker-dealer, serving clients primarily in Texas. The Company, a wholly-owned subsidiary of Cullum & Burks, Inc., ("Parent") began operations in May 1999.

Securities Transactions

The Company records all securities transactions on a trade date basis.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Income Taxes

The Company is included in the consolidated federal income tax return filed by its Parent. Income taxes are calculated as if the Company filed on a separate return basis.

Deferred income taxes are provided on temporary differences between amounts of assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes. The deferred income tax assets and liabilities represent the future tax consequences of these differences, which will either be taxable or deductible when the assets or liabilities are recovered or settled. These deferred taxes are measured by applying currently enacted tax laws. A valuation allowance is established when necessary to reduce deferred tax assets to the amount expected to be realized.

Property and Equipment

Depreciation of property and equipment is provided on the straight-line method over their estimated useful lives of 5 to 7 years.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and expenses during the period reported. Actual results could differ from those estimates.

Concentrations of Credit Risk and Off-Balance-Sheet Risk

The Company's financial instruments subject to concentrations of credit risk consist primarily of its cash and cash equivalents and receivables from brokers and dealers. The cash and cash equivalents are placed in federally insured financial institutions or with brokerage houses. The receivables from brokers and dealers are routinely assessed for collectibility and for the brokerage houses' financial strength.

NOTE B. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital of the greater of 6.667% of aggregate indebtedness or $5,000 and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. At December 31, 2005, the Company had net capital of $91,028, and excess capital of $58,328. The Company's ratio of aggregate indebtedness to net capital was 5.01 to 1 at December 31, 2005.

NOTE C. PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2005 and 2004 consists of the following:

	2005	2004
Office furniture and fixtures	$ 17,334	$ 14,934
Office equipment	1,324	1,324
Computer equipment	21,747	21,747
Art	17,147	17,147
	57,552	55,152
Accumulated depreciation	(34,795)	(27,835)
	$ 22,757	$ 27,317

NOTE D. INCOME TAXES

At December 31, 2005 and 2004, deferred income taxes result from temporary differences as follows:

	2005	2004
Deferred tax assets:		
Effect of change from cash to accrual basis	$ 18,486	$ 26,657
Net operating loss	10,321	6,140
Deferred tax liabilities:		
Property and equipment	(834)	(2,736)
Valuation allowance	(27,973)	(30,061)
Net deferred tax	$ -	$ -

NOTE E. RELATED PARTY TRANSACTIONS

The Company incurred commissions and fees to two shareholders of its Parent during 2005 and 2004 in the amount of $178,900 and $152,684, respectively. Amounts due to these related parties at December 31, 2005 and 2004 totaled $71,021, and $19,979, respectively.

NOTE F. LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

At December 31, 2005 and 2004, the Company has a $18,000 note payable pursuant to a secured demand note collateral agreement. The note bears interest at 6% and is due December 31, 2006.

The subordinated note is covered by an agreement approved by NASD Regulation, Inc., and, thus, is available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that such borrowings are required for the Company's combined compliance with minimum net capital requirements, they may not be repaid to the note holder.

NOTE G. COMMITMENTS

The Company leases its office space under a operating lease. Future minimum payments under the noncancelable operating lease is as follows:

Year ended December 31,	
2006	$ 96,294
2007	96,294
2008	96,294
2009	64,196
	$ 353,078

Total rent expense for the years ended December 31, 2005 and 2004 was approximately $62,000.

SUPPLEMENTAL INFORMATION

CULLUM & BURKS SECURITIES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2005

SCHEDULE 1

Net capital:	
Total shareholder's equity	$ 102,265
Add: Liabilities subordinated to claims of general creditors	18,000
Less: Nonallowable assets	(32,634)
Net capital	$ 87,631
Aggregate indebtedness:	
Total liabilities	$ 457,330
Exclusions from aggregate indebtedness Pursuant to Rule l5c3-l:	
Deferred income taxes	-
Liabilities subordinated to claims of general creditors	(18,000)
Total aggregate indebtedness	$ 439,330
Net capital requirements equal to the greater of 6.667% of aggregate indebtedness or $5,000	$ 29,303
Capital excess	$ 58,328
Ratio of aggregate indebtedness to net capital	5.01:1
Reconciliation pursuant to Rule 17a-5(d) (4):	
Net capital as previously reported (unaudited x-17A-5)	$ 89,909
Other	(2,278)
Net capital, as reported herein	$ 87,631
Stockholder's equity as previously reported (unaudited x-17A-5)	$ 102,363
Other	(98)
Stockholder's equity, as reported herein	$ 102,265

CULLUM & BURKS SECURITIES, INC.

RESERVE AND POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2005

SCHEDULE 2

The Company is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission under provision k2(i) and (ii).

KBA™ GROUP | LLP
Certified
Public
Accountants

INTERNAL CONTROL REPORT

The Board of Directors and Stockholder
Cullum & Burks Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Cullum & Burks Securities, Inc. (the "Company") for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of the internal control structure would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified

14241 Dallas Parkway, Suite 200
Dallas, Texas 75254
Phone 972.702.8262
Fax 972.702.0673
www.kbagroupllp.com

Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. We noted no matters involving the control environment and accounting system and their operation that we consider to be material weaknesses as defined above

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. We noted the no matters involving the control environment and accounting system and their operation that we consider to be material weaknesses as defined above.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KBA Group LLP

KBA GROUP LLP
Dallas, Texas
February 10, 2006

DESIGNATION OF ACCOUNTANT
(Notice Pursuant to Rule 17a-5(f)(2))

(i) Broker or Dealer

Name: Cullum + Burks Securities, Inc

Address: 13355 Noel Rd #1300
Dallas, TX 75240

Telephone: 972-755-0270

SEC Registration Number: 51487

NASD Registration Number: 46600

(ii) Accounting Firm

Name: KBA Group LLC

Address: 14241 Dallas Pkwy #200 Dallas, TX 75254

Telephone: 972-788-0256

Accountant's State Registration Number:

(iii) Audit date covered by the Agreement:

12	31	2005
(Month)	(Day)	(Year)

RECEIVED 2006 PROCESSING SECTION 199

(iv) The contractual commitment to conduct the broker's or dealer's annual audit - - (check one)

(✓) is for the annual audit only for the fiscal year ending 2005 *

( ) is of a continuing nature providing for successive annual audits.

* if this commitment is not of a continuing nature, it will be necessary to file this form each successive year.

Pursuant to Rule 17a-5(f)(2), the above person has been designated as the independent public accountant for the above-mentioned broker or dealer. I understand that, pursuant to SEC Rule 17a-5(f)(1) the Securities and Exchange Commission will not recognize: (a) any person as a certified public accountant who is not duly registered in good standing as such under the laws of his place of residence or principal office; or (b) any person as a public accountant who is not in good standing and entitled to practice as such under the laws of his place of residence or principal office. Lastly, I understand that should the above-mentioned broker-dealer submit an audit by someone not recognized by the SEC as set forth in Rule 17a-5(f)(1), NASD may deem the audit of the broker-dealer to not have been filed.

Signature: ____________________

Name: NEIL DELANEY

(By Firm's FINOP or President)

Title: Chief Financial Officer /FINOP Date: 2/24/06